Law Offices of Thomas E. Puzzo, PLLC
4216 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

November 4, 2010

VIA EDGAR

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Omega Water Corp. (the “Company”)
Amendment No. 4 to Form S-1 filed September 22, 2010
File No. 333-164245

Dear Mr. Reynolds:

Submitted pursuant to the staff’s comment letter dated October 6, 2010, please find filed on EDGAR copies of Amendment No. 4 to the referenced registrant’s Form S-1 (“Amendment No. 4 to Form S-1”) and a redlined Amendment No. 4 to Form S-1.

Amendment No. 4 to Form S-1 was filed with the Commission via EDGAR on September 16, 2010.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  Please note that the page references below refer to the page numbers of the redlined Amendment No. 4 to the Form S-1.

In response to the staff’s comments in their September 7, 2010 comment letter, we respectfully submit the following information on behalf of our client:

Risk Factors, page 5

1.
Please remove the last sentences of the second and third risk factors on page seven.  The statement that you are generally not subject to any special regulatory requirements is inconsistent with the disclosure in these risk factors that your business is subject to many regulations, compliance may increase the costs of your business, and that non-compliance is costly.

John Reynolds
November 4, 2010

The Company has complies with this comment.   Please see pages 7 and 8 to Amendment No. 4 to the Form S-1.

Executive Compensation, page 22

2.
We reissue comment 11 of our letter dated September 7, 2010.  Please add disclosure, confirming that the valuation indicated in the table was calculated in accordance with FASB 718, i.e. the grant date fair value.

The Company has complied with this comment.  Please see page 22 to Amendment No. 4 to the Form S-1.

Financial Statements
General

3.	Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Article 8-08 of regulation S-X.

The Company has complied with this comment by removing the first paragraph of the referenced risk factor.  Please see page F-13 to F-19 of Amendment No. 4 to the Form S-1.

The Company has complied with changing the dilution per share to new investors in accordance with the staff’s comments.  Please see pages 11 and 12 to Amendment No. 3 to the Form S-1.

Please contact the undersigned if you have further comments or questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo